February 20, 2007

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549-7010

Re:	West Pharmaceutical Services, Inc.
Form 10-K for the fiscal year ended December 31, 2005
File No. 1-8036

Dear Mr. Cash:

Set forth below is the response of West Pharmaceutical Services, Inc. (“West”) to the comment raised in your letter dated February 7, 2007. To facilitate your review, the comment is reproduced in bold type and followed by our response, under the same caption and number you used in your letter.

Critical Accounting Policies and Estimates
Revenue Recognition, page 34

1.              We have reviewed your response to our prior comment one.  We note that your customers do not have the option to take over a project before the work is completed.  We also note that it does not appear that your customers are required to make progress payments to support their ownership investment.  It is therefore unclear to us how you have fully considered the guidance in paragraph 22 of SOP 81-1 which outlines the concept that arrangements accounted for under the percentage-of-completion method are, in effect, a continuous sale (transfer of ownership rights) that occurs as the work progresses.  While it appears that the impact of these arrangements is quantitatively immaterial at this time, we remind you that qualitative aspects of materiality must also be considered.  Therefore, to the extent that these arrangements become more significant to your operations in the future, we assume that you will fully evaluate whether you are appropriately accounting for them.  Please confirm to us your intentions in this matter.

Management’s response:

We confirm that if the current facts and circumstances change or if the amounts become more significant, we will re-evaluate whether the accounting for our tooling construction arrangements is in accordance with applicable accounting requirements.

West acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that our answer above adequately responds to the questions raised in your letter. If you would like to discuss further, please call me at 610-594-2955.

Very truly yours,

William J. Federici
Vice President and Chief Financial Officer
West Pharmaceutical Services, Inc